Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, February 14, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 08, 2019 to February 13, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08.02.2019	118,684	48.4182	5,746,466	XPAR
08.02.2019	4,341	48.4205	210,193	BATE
08.02.2019	45,830	48.4352	2,219,785	CHIX
08.02.2019	17,000	48.4400	823,480	TRQX
11.02.2019	74,404	48.7783	3,629,299	XPAR
11.02.2019	-	-	-	BATE
11.02.2019	7,092	48.8214	346,241	CHIX
11.02.2019	500	48.9050	24,453	TRQX
12.02.2019	53,066	49.0918	2,605,103	XPAR
12.02.2019	9,422	49.1058	462,674	BATE
12.02.2019	18,983	49.1057	932,174	CHIX
12.02.2019	-	-	-	TRQX
13.02.2019	50,947	48.9921	2,495,999	XPAR
13.02.2019	11,517	48.9929	564,251	BATE
13.02.2019	19,180	48.9946	939,716	CHIX
13.02.2019	-	-	-	TRQX
Total	430,966	48.7274	20,999,834

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com